March 14, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Re:	Huntington Bancshares Incorporated
Registration Statement on Form S-4
Filed on March 14, 2022

Ladies and Gentlemen:

Reference is made to the above-referenced Registration Statement on Form S-4, filed with the U.S. Securities and Exchange Commission under the U.S. Securities Act of 1933, as amended (the “Act”), on the date hereof, in connection with the proposed offer by Huntington Bancshares Incorporated (the “Company”) to exchange (the “Exchange Offer”) up to the aggregate principal amount outstanding of the Company’s unregistered 2.487% Fixed-to-Fixed Rate Subordinated Notes due 2036 (the “Restricted Notes”) for an equal aggregate principal amount of the respective series of the Company’s 2.487% Fixed-to-Fixed Rate Subordinated Notes due 2036 (the “Registered Notes”), the offer of which has been registered under the Act. The Company is registering the Exchange Offer in reliance on the position of the staff of the U.S. Securities and Exchange Commission (the “Staff”) enunciated in Exxon Capital Holdings Corporation (April 13, 1989), Morgan Stanley & Co. Incorporated (June 5, 1991) and Shearman & Sterling (July 2, 1993).

This will confirm that the Company has not entered into any arrangement or understanding with any person to distribute the Registered Notes and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Registered Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Registered Notes. In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that if the Exchange Offer is being registered for the purpose of secondary resales, any security holder using the Exchange Offer to participate in a distribution of the Registered Notes (1) could not rely on the Staff position enunciated in Exxon Capital Holdings Corporation (April 13, 1989) or similar letters and (2) must comply with registration and prospectus delivery requirements of the Act in connection with any sale or transfer of the Registered Notes, unless the sale or transfer is made pursuant to an exemption from those requirements. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K. In addition, the Company will (i) make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Restricted Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Registered Notes in exchange for such Restricted Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Act in connection with any resale of such Restricted Notes and (ii) include in the transmittal letter to be submitted to the Exchange Agent by an exchange offeree in order to participate in the Exchange Offer a provision to the following effect:

If the undersigned or any beneficial owner is a broker-dealer, the undersigned and such beneficial owner: (1) represents that it is participating in the Exchange Offer for its own account and is exchanging Restricted Notes that were acquired by it as a result of market-making or other trading activities, (2) confirms that it has not entered into any arrangement or understanding with any person to distribute the Restricted Notes and (3) acknowledges that it will deliver a prospectus meeting the requirements of the Act in connection with any resale of such Restricted Notes; however, by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an underwriter within the meaning of the Act.

See Shearman & Sterling (July 2, 1993).

[Signature Page Follows]

Very truly yours,

HUNTINGTON BANCSHARES INCORPORATED

By:	/s/ Derek S. Meyer
Name: Derek S. Meyer
Title: Executive Vice President and Treasurer

[Signature Page to SEC Correspondence Letter]